# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STEALTHGAS INC., CIK 0001328919
CUSIP: Y81669106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, ERITHREA, ATHENS, Greece (J3), 14561
Date of event which requires filing of this statement: 07/08/2026
Amends the filing with accession number 0001140361-22-044665
Filed by CIK 0001166573
Persons authorized to receive notices and communications: Daniel R. Tisch, c/o TowerView LLC, 499 Park Avenue, New York, New York (NY), 10022, (212) 935-6655

## Reporting persons
- TowerView LLC (CIK 0001166573): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,700,000; shared voting power 0; sole dispositive power 2,700,000; shared dispositive power 0; aggregate amount beneficially owned 2,700,000 (7.3% of the class)
  Comment: *Based on 37,185,686 shares of the Issuer's common stock outstanding as of December 31, 2025, as reported by the Issuer in its Form 20-F filed with the SEC on April 28, 2026.
- Daniel R. Tisch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,700,000; shared voting power 0; sole dispositive power 2,700,000; shared dispositive power 0; aggregate amount beneficially owned 2,700,000 (7.3% of the class)
  Comment: * Based on 37,185,686 shares of the Issuer's common stock outstanding as of December 31, 2025, as reported by the Issuer in its Form 20-F filed with the SEC on April 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STEALTHGAS INC.
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, ERITHREA, ATHENS, Greece (J3), 14561
Comment: This Amendment No. 3 amends and supplements the Schedule 13D/A filed on December 9, 2024 by the Undersigned, relating to the common stock, par value $.01 per share (the "Common Stock"), of Stealthgas, Inc., a Marshall Islands Corporation (the "Company").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price (inclusive of commissions) of the shares of Common Stock beneficially owned by TowerView as of the date hereof is $10,589,264. All shares of Common Stock reported herein were purchased with TowerView's working capital in open market transactions through brokers.

## Item 4. Purpose of Transaction
Purpose of transaction:
TowerView holds its shares of the Company's Common Stock as an investment. TowerView believes that the Company's stock price has not properly reflected the value of its assets. TowerView has sent a letter to the Board of Directors of the Company requesting that they consider a liquidation of the Company's assets and the return of capital to the shareholders (the "Letter"). The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is incorporated by reference as Exhibit 1, and is incorporated herein by reference.

Depending on, among other things, trading prices for the Common Shares, the financial condition, results of operations and prospects of the Company, general economic, market and industry conditions, and TowerView's overall investment objectives, strategic position and financial condition, TowerView may, from time to time, acquire additional Common Shares in private or public transactions, maintain its present ownership position, or sell Common Shares. While the Common Shares held by TowerView were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, it is possible that in the future, based on the factors enumerated above, that TowerView could engage in conversations with the management or Board members or other shareholders of the Company concerning the Company's financial condition and operations and possible transactions that the Company might pursue.

Except as set forth herein, at the present time, TowerView has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a) - (c) are hereby amended as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Daniel R. Tisch ("DRT") is the Managing Member of TowerView. DRT exercises sole voting and investment power over the shares of Common Stock held by TowerView.
Transactions in the class effected during the past sixty days:
TowerView effected trades of Common Stock in the open market during the 60 days preceding the filing of this statement as follows:

Trade Date Shares Purchased (Sold) Price per Share ($)
20-May-26 (10,800) $10.49
28-May-26 28,427 $9.43
29-May-26 21,673 $9.22
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Letter dated July 8, 2026 from TowerView LLC to Stealthgas Inc.
Exhibit 2: Joint Filing Agreement, dated as of December 6, 2022 *

## Signatures
- TowerView LLC: /s/ Daniel R. Tisch, Daniel R. Tisch/Managing Member (07/08/2026)
- Daniel R. Tisch: /s/ Daniel R. Tisch, Daniel R. Tisch (07/08/2026)
Comment: * As Previously Filed